Exhibit 99.1

FinVolution Group (formerly known as PPDAI Group Inc.) Reports Third Quarter 2019 Unaudited Financial Results

Total Loan Origination Volume Facilitated by Institutional Partners Exceeded 75%

SHANGHAI, November 19, 2019 /PRNewswire/ – FinVolution Group, formerly known as PPDAI Group Inc., (“FinVolution,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

	As of
	September 30, 2018	June 30, 2019	September 30, 2019
Cumulative registered users[1] (’000)	83,949	99,022	102,847
Cumulative number of borrowers[2] (’000)	13,440	16,528	17,445

	For Three Months Ended		YoY Change
	September 30, 2018	September 30, 2019
Number of unique borrowers[3] (’000)	2,750	3,537	28.6%
Loan origination volume[4] (RMB, million)	14,771	24,579	66.4%
Repeat borrowing rate[5] (%)	69.8%	79.4%	13.8%
Average loan size[6] (RMB)	3,396	3,156	-7.1%

Third Quarter 2019 Financial and Operational Highlights

•	Operating revenues increased by 35.0% to RMB1,512.4 million (US$211.6 million) in the third quarter of 2019, from RMB1,120.4 million in the same period of 2018.

•	Loan facilitation service fees increased by 26.3% to RMB893.6 million (US$125.0 million) in the third quarter of 2019, from RMB707.7 million in the same period of 2018.

•	Operating income was RMB648.9 million (US$90.8 million) for the third quarter of 2019, representing an increase of 32.3% from RMB490.6 million in the same period of 2018.

•

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB657.8 million (US$92.0 million) for the third quarter of 2019, representing an increase of 44.8% from RMB454.4 million in the same period of 2018.

•	Cumulative registered users[1] reached approximately 102.8 million as of September 30, 2019.

•	Cumulative number of borrowers[2] was approximately 17.4 million as of September 30, 2019.

•	Number of unique borrowers[3] was approximately 3.5 million for the third quarter of 2019, representing an increase of 28.6% from the same period of 2018.

•	Loan origination volume[4] was approximately RMB24.6 billion for the third quarter of 2019, representing an increase of 66.4% from the same period of 2018.

•	The proportion of total loan origination volume facilitated by institutional funding partners increased to approximately 75.1% for the third quarter of 2019 from 44.8% for the second quarter of 2019.

•	Average loan tenure[7] was 8.2 months for the third quarter of 2019.

[1]	On a cumulative basis, number of users registered on our platform as of September 30, 2019.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to September 30, 2019.
[3]	Represents the total number of borrowers whose loans on our platform were facilitated during the period presented.
[4]	Represents the loan origination volume facilitated during the period presented.
[5]	Represents the percentage of loan volume generated by repeat borrowers who have successfully borrowed on our platform before.
[6]	Represents the average loan size on our platform during the period presented.
[7]	Represents the average loan tenure period on our platform during the period presented.

Mr. Jun Zhang, Chairman and Co-Chief Executive Officer of FinVolution, commented, “We are pleased to deliver solid results and continued transition of our funding sources towards institutions. For the quarter, total loan origination volume increased by 66.4% year-over-year to RMB24.6 billion, operating revenue increased by 35.0% year-over-year to RMB1.5 billion, and the proportion of loan originations facilitated by institutional partners further increased to over 75.1%.

Both the demand and outlook of our institutional partners remain solid as we continue to strategically expand our business. As the business evolves with the dynamics of the industry, we continue to transition our investor base from individuals to institutions. Meanwhile, we are repositioning our brand to better align with the current business model. In our most recent Annual General Meeting, our shareholders approved our Board’s proposal to change our corporate name and ticker symbol. Looking ahead, we are committed to broadening our spectrum of technology capabilities in order to service our borrowers and deepen our cooperation with institutional partners.”

Mr. Feng Zhang, Co-Chief Executive Officer of FinVolution, added, “We have undergone a significant transition - in a little more than 12 months, our platform went from being mainly facilitated by individual investors to predominantly our institutional partners. During this transition period, we have sustained consistent performance as highlighted by our continuous loan volume growth, relatively stable delinquency trends and healthy profitability. Our transition has been rapid and smooth, and demonstrates our strong execution and management capability.

Looking forward, the consumer finance market in China is vast and remains under-penetrated. We are confident that with our experience and capabilities, FinVolution Group is well-positioned to connect and facilitate individual’s financing needs with banks and financial institutions.”

Mr. Simon Ho, Chief Financial Officer of FinVolution, commented, “We are pleased to report another solid quarter. Our non-GAAP adjusted operating income increased year over year by a solid 44.8% and non-GAAP operating margin was at a healthy level of 43.5%. Our balance sheet remained strong with approximately RMB2.2 billion of cash and short-term liquidity.

“Notably, our quality assurance fund remains sufficiently funded with a total balance of RMB6.0 billion, equivalent to 21.0% of the total outstanding loans and interest with quality assurance. With healthy loan origination demand for the foreseeable future, an innovative technology-driven platform matching requirements of different institutional partners, FinVolution remains the leading online consumer finance marketplace in China.”

Third Quarter 2019 Financial Results

Operating revenues for the third quarter of 2019 increased by 35.0% to RMB1,512.4 million (US$211.6 million) from RMB1,120.4 million in the same period of 2018, primarily due to the increase in loan facilitation service fees, post-facilitation service fees and net interest income from loans invested mainly through trusts.

Loan facilitation service fees increased by 26.3% to RMB893.6 million (US$125.0 million) for the third quarter of 2019 from RMB707.7 million in the same period of 2018, primarily due to the increase in loan origination volume.

Post-facilitation service fees increased by 25.3% to RMB300.7 million (US$42.1 million) for the third quarter of 2019 from RMB239.9 million in the same period of 2018, primarily due to the increase in loan origination volume and the rolling impact of deferred transaction fees.

Net interest income and loan provision losses were an income of RMB264.9 million (US$37.1 million) for the third quarter of 2019, compared to an income of RMB16.1 million in the same period of 2018, primarily due to increased interest income from the expansion in the outstanding loan balances of consolidated trusts.

Other revenue decreased by 52.5% to RMB53.2 million (US$7.4 million) for the third quarter of 2019 from RMB112.1 million in the same period of 2018, primarily due to a decrease in management fees from investment programs that invest in loans protected by the quality assurance fund.

Origination and servicing expenses increased by 46.8% to RMB332.1 million (US$46.5 million) for the third quarter of 2019 from RMB226.2 million in the same period of 2018, primarily due to an increase in fees paid to third party providers for loan collection services and an increase in salaries and benefits.

Sales and marketing expenses increased by 24.2% to RMB229.2 million (US$32.1 million) for the third quarter of 2019 from RMB184.5 million in the same period of 2018, primarily due to the increase in online customer acquisition expenses.

General and administrative expenses increased by 24.2% to RMB124.8 million (US$17.5 million) for the third quarter of 2019 from RMB100.5 million in the same period of 2018, primarily due to an increase in fees paid to third parties for trust management. General and administrative expenses for the period included share-based compensation of RMB8.9 million (US$1.2 million).

Research and development expenses increased by 31.7% to RMB108.2 million (US$15.1 million) for the third quarter of 2019 from RMB82.1 million in the same period of 2018, primarily due to increased investments in technology.

Provision for doubtful accounts was RMB69.2 million (US$9.7 million) for the third quarter of 2019, compared with RMB36.4 million in the same period of 2018 due to the increase in loan origination volume.

Operating income increased by 32.3% to RMB648.9 million (US$90.8 million) for the third quarter of 2019 from RMB490.6 million in the same period of 2018.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB657.8 million (US$92.0 million) for the third quarter of 2019, representing an increase of 44.8% from RMB454.4 million in the same period of 2018.

Other income was RMB80.2 million (US$11.2 million) for the third quarter of 2019, compared with other income of RMB251.1 million in the same period of 2018. Other income primarily consisted of (1) a gain of RMB34.3 million (US$4.8million) from the quality assurance fund, (2) a realized gain of RMB37.2 million (US$5.2 million), (3) a loss of RMB43.5 million (US$6.1 million) from the fair value change of financial guarantee derivatives, (4) other income of RMB52.1 million (US$7.3 million). The Company re-evaluates the expected default rate at each balance sheet date to reflect the views of market participants of future defaults of the Company’s loan portfolio based on the latest market changes. For the third quarter of 2019, RMB21.1 billion of loans facilitated on the Company’s platform had quality assurance protection.

Income tax expenses increased by 41.8% to RMB130.7 million (US$18.3 million) for the third quarter of 2019 from RMB92.2 million in the same period of 2018 as a result of the increase in proportion of loan volume facilitated by institutional funding, which has a higher effective tax rate.

Net profit decreased by 7.9% to RMB598.5 million (US$83.7 million) for the third quarter of 2019, from RMB649.5 million in the same period of 2018.

Net profit attributable to ordinary shareholders of the Company decreased by 7.9% to RMB597.9 million (US$83.7 million) for the third quarter of 2019, from RMB649.3 million in the same period of 2018.

As of September 30, 2019, the Company had cash and cash equivalents of RMB1,762.7 million (US$246.6 million) and short-term investments mainly in wealth management products of RMB419.3 million (US$58.7 million).

The total balance of the quality assurance fund, which includes restricted cash of RMB3,074.1 million (US$430.1 million) and the quality assurance fund receivable of RMB2,901.7 million (US$406.0 million), was equivalent to 21.0% of the total outstanding loans and interest with quality assurance.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all loan products facilitated through the Company’s online marketplace:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2017Q1	1.20%	2.01%	2.68%	3.32%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2	1.72%	2.89%	3.81%	4.55%	5.14%	5.78%	6.32%	6.79%	7.05%	7.19%	7.24%
2017Q3	1.82%	2.93%	4.08%	5.16%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.51%	4.12%	5.16%	5.68%	5.97%	6.18%	6.29%	6.39%	6.47%	6.50%	6.50%
2018Q1	1.35%	2.18%	2.97%	3.65%	4.30%	4.85%	5.22%	5.50%	5.66%	5.74%	5.77%
2018Q2	1.75%	3.08%	4.35%	5.43%	6.31%	6.97%	7.45%	7.79%	7.99%	8.08%	8.13%
2018Q3	1.42%	2.48%	3.50%	4.36%	5.07%	5.58%	5.96%	6.27%	6.49%	6.64%	6.72%
2018Q4	1.42%	2.48%	3.54%	4.41%	5.17%	5.76%	6.19%	6.54%
2019Q1	1.33%	2.38%	3.45%	4.36%	5.13%
2019Q2	1.33%	2.34%

Business Outlook

The Company currently expects total loan origination volume to be in the range of RMB16 billion to RMB19 billion for the fourth quarter of 2019. This is within the Company’s previous guidance for loan originations facilitated by institutional partners to be in the range of RMB32 billion to RMB38 billion for the second half of 2019.

The Company plans to discontinue its online information intermediary business between individual borrowers and individual investors, that is the part of FinVolution’s business in which loans on the Company’s platform are facilitated by individual investors. The Company will continue its strategy of expanding loan facilitations on the platform by institutional funding partners. In the third quarter of 2019, loan originations facilitated by institutional partners increased to 75.1% of total loan origination volume, and the Company expects this proportion to further increase in the fourth quarter of 2019. As the Company’s business model of loan facilitation by institutional funding partners has a relatively short operating history, the Company’s operations and future growth may be subject to uncertainty.

The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer demand, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 19, 2019 (9:00 PM Beijing/Hong Kong time on November 19, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “PPDAI Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ppdai.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 26, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10136591

About FinVolution Group.

FinVolution is a leading online consumer finance platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed strong innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of September 30, 2019, the Company had over 102 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the rate in effect as of September 30, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

Sylvie Deng

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,616,164	1,762,727	246,615
Restricted cash	3,677,557	6,000,323	839,476
Short-term investments	1,694,660	419,287	58,660
Investments	167,501	251,485	35,184
Quality assurance fund receivable	2,064,366	2,901,703	405,963
Intangible assets	68,880	64,280	8,993
Property, equipment and software, net	144,002	141,306	19,769
Loans receivable, net of provision for loan losses	2,331,108	4,548,985	636,426
Accounts receivable	812,042	1,101,462	154,100
Deferred tax assets	122,763	134,794	18,858
Financial guarantee derivative assets	56,287	4,606	643
Contract assets	112,103	38,142	5,336
Right of use assets	—	100,363	14,041
Prepaid expenses and other assets	224,623	1,969,262	275,509
Goodwill	50,411	50,411	7,053

Total assets	13,142,467	19,489,136	2,726,626

Liabilities and Shareholders’ Equity
Payable to platform customers	905,034	2,394,013	334,935
Quality assurance payable	3,819,379	5,373,640	751,800
Payroll and welfare payable	188,254	193,342	27,050
Taxes payable	225,101	190,129	26,600
Short-term borrowings	25,000	25,000	3,498
Funds payable to investors of consolidated trusts	1,505,909	2,970,895	415,644
Contract liability	165,469	92,430	12,931
Deferred tax liabilities	100,064	112,070	15,679
Accrued expenses and other liabilities	222,519	413,498	57,851
Leasing liabilities	—	91,348	12,780

Total liabilities	7,156,729	11,856,365	1,658,768

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	102	103	14
Additional paid-in capital	5,896,017	5,630,852	787,785
Treasury stock	(332,121)	(12,314)	(1,723)
Statutory reserves	256,006	256,006	35,817
Accumulated other comprehensive income	58,210	79,276	11,089
Retained Earnings	45,668	1,616,526	226,157

Total FinVolution Group shareholders’ equity	5,923,882	7,570,449	1,059,139

Non-controlling interest	61,856	62,322	8,719

Total shareholders’ equity	5,985,738	7,632,771	1,067,858

Total liabilities and shareholders’ equity	13,142,467	19,489,136	2,726,626

[1]

We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019 and elected to utilize a modified retrospective approach which allowed us to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were made. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Operating revenues:
Loan facilitation service fees	707,738	893,614	125,021	2,081,807	2,771,979	387,814
Post-facilitation service fees	239,880	300,671	42,065	672,910	924,542	129,348
Net interest income and loan provision losses	16,096	264,915	37,063	72,769	592,969	82,959
Other Revenue	112,092	53,229	7,447	269,113	243,542	34,073
Changes in expected discretionary payment to IRF investors	44,572	—	—	44,572	—	—

Total Operating revenues	1,120,378	1,512,429	211,596	3,141,171	4,533,032	634,194

Operating expenses:
Origination and servicing expenses	(226,227)	(332,078)	(46,459)	(707,976)	(903,053)	(126,342)
Sales and marketing expenses	(184,481)	(229,190)	(32,065)	(529,853)	(588,585)	(82,346)
General and administrative expenses	(100,507)	(124,806)	(17,461)	(254,849)	(334,630)	(46,816)
Research and development expenses	(82,145)	(108,221)	(15,141)	(234,837)	(297,504)	(41,622)
Provision for doubtful accounts receivables	(36,411)	(69,185)	(9,679)	(53,631)	(197,895)	(27,687)

Total operating expenses	(629,771)	(863,480)	(120,805)	(1,781,146)	(2,321,667)	(324,813)
Other income (expenses)
Gain from quality assurance fund	276,593	34,321	4,802	487,425	91,331	12,778
Realized gain (loss) from financial guarantee derivatives	(28,108)	37,235	5,209	(175,215)	29,695	4,154
Fair value change of financial guarantee derivatives	(6,796)	(43,474)	(6,082)	261,277	(51,681)	(7,231)
Other income, net	9,395	52,147	7,296	106,171	106,200	14,858

Profit before income tax expense	741,691	729,178	102,016	2,039,683	2,386,910	333,940
Income tax expenses	(92,189)	(130,718)	(18,288)	(344,823)	(424,870)	(59,442)

Net profit	649,502	598,460	83,728	1,694,860	1,962,040	274,498
Net profit (loss) attributable to non-controlling interest shareholders	207	577	81	(40)	466	65
Net profit attributable to FinVolution Group	649,295	597,883	83,647	1,694,900	1,961,574	274,433

Foreign currency translation adjustment, net of nil tax	36,625	21,335	2,985	47,080	21,066	2,947

Total comprehensive income attributable to FinVolution Group	685,920	619,218	86,632	1,741,980	1,982,640	277,380

Weighted average number of ordinary shares used in computing net income per share
Basic	1,483,389,904	1,553,399,525	1,553,399,525	1,502,800,121	1,521,577,804	1,521,577,804
Diluted	1,571,175,958	1,579,642,133	1,579,642,133	1,611,816,214	1,565,427,361	1,565,427,361
Income per share -Basic	0.4377	0.3849	0.0538	1.1278	1.2892	0.1804
Income per ADS-Basic	2.1886	1.9244	0.2692	5.6391	6.4459	0.9018
Income per share -Diluted	0.4133	0.3785	0.0530	1.0515	1.2531	0.1753
Income per ADS-Diluted	2.0663	1.8925	0.2648	5.2577	6.2653	0.8765

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,126,389	1,515,746	212,061	1,366,683	2,609,065	365,022
Net cash provided by (used in) investing activities	(1,117,253)	28,870	4,040	(627,835)	(1,094,495)	(153,126)
Net cash provided by financing activities	263,482	285,077	39,883	89,256	937,102	131,106
Effect of exchange rate changes on cash and cash equivalents	36,993	16,505	2,309	44,853	17,657	2,470
Net increase in cash, cash equivalent and restricted cash	309,611	1,846,198	258,293	872,957	2,469,329	345,472
Cash, cash equivalent and restricted cash at beginning of period	4,847,050	5,916,852	827,798	4,283,704	5,293,721	740,619
Cash, cash equivalent and restricted cash at end of period	5,156,661	7,763,050	1,086,091	5,156,661	7,763,050	1,086,091

FinVolution Group

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Total Operating revenues	1,120,378	1,512,429	211,596	3,141,171	4,533,032	634,194
Less: total operating expenses	(629,771)	(863,480)	(120,805)	(1,781,146)	(2,321,667)	(324,813)
Operating Income	490,607	648,949	90,791	1,360,025	2,211,365	309,381
Less: Change in expected discretionary payment to IRF investors	(44,572)	—	—	(44,572)	—	—
Add: share-based compensation expenses	8,321	8,890	1,244	40,764	32,827	4,593
Non-GAAP adjusted operating income	454,356	657,839	92,035	1,356,217	2,244,192	313,974

Operating Margin	43.8%	42.9%	42.9%	43.3%	48.8%	48.8%
Non-GAAP operating margin	40.6%	43.5%	43.5%	43.2%	49.5%	49.5%